Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed the pursuant to Rule 14a-12
                                                   of the Securities Act of 1934

                             Subject Company: Champion International Corporation
                                                  Commission File No.: 001-03053


                 [Presentation posted by UPM-Kymmene Corporation
                       on its web site on March 15, 2000]

[Slide 1]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.



[Slide 2]

                                Juha Niemela, CEO

                           Morgan Stanley Dean Witter

                    Global Paper & Forest Products Conference

                            New York, March 15, 2000



[Slide 3]

The merging companies are an excellent strategic fit

o        Same core businesses and product lines

o        Complementary geographical presence

o        Parallel strategic intent

[Slide 4]

              WORLD'S LARGEST PAPER AND PAPER BOARD PRODUCERS 2000

[Bar graph representing the following information:

     Capacity, million tons                 Paper                   Paper board
     ----------------------                 -----                   -----------
Stora Enso + Consolidated Papers             11.2                       3.57
International Paper                           7.1                       6.6
New Champion                                 11.7                       0.4
------------                                 ----                       ---
Abitibi-Consolidated                          7.2
Smurfit-Stone Container                       0.1                       7.1
Georgia-Pacific                               3.2                       3.6
Oji Paper                                     5                         1.7
Nippon Group                                  4.9                       1.7
Weyerhaeuser                                  1.9                       3.8]



[Slide 5]

                    WORLDWIDE PRODUCT LINES - PULP AND PAPER

[Map showing production of Publication papers, Fine papers, Converting materials and Chemical pulp in Europe, Asia, Africa, North America and South America as follows:

                    Publication papers   Fine papers          Converting materials      Chemical pulp
Europe
UPM                        5330             1950                       850                   2900
Champion

North America
UPM                        460
Champion                   740              1700                       480                   2790

South America
UPM
Champion                   190              380                        340]



[Slide 6]

Strengths

o        Global presence - production and sales

o        Good long term customer relationships

o        Efficient production capacity

o        Economies of scale

o        High level of vertical integration

o        Integration of intellectual capital

[Slide 7]

                               ACCRETION ANALYSIS

[Table stating the following information:

Market estimates for EPS (I.B.E.S.) in 2001

UPM-Kymmene                USD 3.41
Champion                   USD 7.07

Champion
with synergy benefits of
USD 225 millions           USD 3.76

Accretion                  USD 0.35
%                          10.5%]

Merger will be earnings
accretive one year from
the closing of the deal
Source: Chase Securities, Inc.



[Slide 8]

Dividend Policy

On average over 1/3 of the profit for the period.

The aim is to provide shareholders with a steady, growing annual dividend.

Implied dividend of USD 2.50 per existing Champion share compared to USD 1.00 current plan



[Slide 9]

Deal structure

All stock deal

o        Shared upside

o        Reflects merger features

o        Preserves the strong balance sheet

o        Establishes a large US shareholder base

o        Increases liquidity for shares



[Slide 10]

Pooling of interests

o        Avoids goodwill

o        Flexibility

o        for rationalization and capacity management

o        to sell listed shares

o        Limitations for asset sales in the near future

o        Treasury shares to be re-issued
         (estimate: less than 3 million*)

o        Share buy-backs not possible

*) press release Feb 22, 2000

[Slide 11]

                    WORLDWIDE PRODUCT LINES - PULP AND PAPER

[Bar graph representing the following information:

                    Publication papers   Fine papers    Converting materials      Chemical pulp
Europe
UPM                        5330             1950               850                    2900
Champion

North America
UPM                        460
Champion                   740              1700               480                    2790

South America
UPM
Champion                   190              380                340]



[Slide 12]

                            ACCRETION/ DILUTION 1)2)

[Table stating the following information:

% change in       CHA               New Champion        % change to UPM
CHA2001 EPS       2001 EPS          2001 EPS            stand-alone

+10%              USD 7.77          USD 3.91                14.8%

I/B/E/S           USD 7.07          USD 3.76               10.5%

-10 % )3          USD 6.36          USD 3.62               6.2%

1) Based on 2001 synergies of USD 225 million

2) Based on stand-alone UPM 2001 EPS of USD 3.41; Mean I/B/E/S EPS estimate as of February 10, 2000.

3) Mean I/B/E/S EPS estimate as of February 10, 2000

Source: Chase securities, Inc.]